UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

For year ended                                  Commission file number 0-23528
August 31, 1996                                 CIK:     0000919723


                  ELECTRONIC MANUFACTURING SERVICES GROUP, INC.
             (Exact name of registrant as specified in the charter)

         Delaware                                             13-3421337
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                          Identification Number)

6638 OLD WAKE FOREST ROAD
RALEIGH, NORTH CAROLINA                                         27616
(Address of principal executive offices)                      (Zip Code)

Registrant's telephone number: (919) 876-6049


(Check One):

[X] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q  [ ] Form N-SAR

       For Period Ended: August 31, 1996
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

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                                     Part I

                             Registrant Information

Full name of Registrant:          Electronic Manufacturing Services Group, Inc.

Former name if applicable:        J.A. Industries, Inc.

Address of principal executive office
(street and number)               6638 Old Wake Forest Road
City, State and Zip Code:         Raleigh, North Carolina  27616


                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In recent months, Registrant's limited human resources have been devoted to consummating a significant merger transaction, pursuing sources of financing, and seeking acquisitions and other business alliances to enable the Registrant to carry out its business plans. These efforts have been very time consuming, and the Registrant's President and Chief Executive Officer, Kenneth H. Marks, has


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been out of the office for much of the past several months attending to these critical business needs. Accordingly, management has been unable to devote the necessary attention to preparing the Registrant's Form 10-KSB or to reviewing the recently completed financial information that will be reported in the Form 10-KSB. Management considers careful preparation and review of its Form 10-KSB critical, particularly in light of the recently completed merger, which effectively resulted in the Registrant's becoming a new company. The forthcoming Form 10-KSB will be wholly unlike the Form 10-KSB filed for the year ended June 30, 1995 (the Registrant's fiscal year end has changed from June 30 to August 31, and this change has been previously reported on Form 8-K), and the entire Form 10-KSB must be rewritten to reflect the Registrant's current business circumstances.

In addition, Hurricane Fran forced Registrant to shut down its operations for a week in September, 1996. The time lost to Hurricane Fran has further taxed the Registrant's resources and hampered its ability to file its Form 10-KSB without unreasonable effort or expense.



                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Kenneth H. Marks                   (919) 876-6049
               President and Chief
               Executive Officer

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                 [X]  Yes                           [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 [X]  Yes                           [  ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the Registrant's last annual report on Form 10-KSB (for the year ended June 30, 1995), it has undergone certain significant changes. First, in November of 1995, the Registrant divested



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itself of its only operating subsidiary, Hutronix, Inc. At that point, the
Registrant effectively became a shell corporation, having no significant assets or liabilities. In July, 1996, the Registrant merged with Kenmar Business Groups, Inc. ("Kenmar") in a transaction whereby Kenmar became a wholly-owned subsidiary of the Registrant. Currently, Kenmar (which has changed its name to EMSG Systems Division, Inc.) is the Registrant's only operating subsidiary. It is anticipated that the Registrant's earnings statements for the fiscal year ended August 31, 1996 (the change in the Registrant's fiscal year was previously reported on Form 8-K), will show net income (loss) before taxes of $669,000; the Registrant's net income (loss) before taxes reported in its Form 10-KSB for the fiscal year ended June 30, 1995 was $(1,714,526).



ELECTRONIC MANUFACTURING SERVICES GROUP, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    November 27, 1996                  By:  /s/  Kenneth H. Marks
         -----------------                       ---------------------
                                                 Kenneth H. Marks
                                                 President and Chief
                                                 Executive Officer




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